Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIOS
     Set forth below is information concerning the computation of our ratio of earnings to fixed charges on a consolidated basis for the periods indicated appearing in the prospectus. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.
     The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of net income or loss plus provision (benefit) for income taxes and fixed charges. “Fixed charges” consist of interest expense plus the portion of operating rental expense management believes represents the interest component of rent expense (estimated at 5%).

						Three Months Ended
		Year Ended December 31,				March 31, 2006
	2001	2002	2003	2004	2005
		(In thousands, except for ratios)
Fixed Charges:
Interest expense	$1,976	$2,965	$213	$301	$4,203	$1,093
Portion of rental expense deemed to represent interest	166	185	195	209	207	45

Total fixed charges	$2,142	$3,150	$408	$510	$4,410	$1,138

Earnings:
Net income (loss)	$(35,228)	$5,403	$63,248	$(207,358)	$(64,308)	$(5,305)
Provision (benefit) for income taxes	994	2,176	(42,207)	59,092	(1,488)	269
Fixed charges	2,142	3,150	408	510	4,410	1,138

Total earnings (loss) for computation of ratio	$(32,092)	$10,729	$21,449	$(147,756)	$(61,386)	$(3,898)

Ratio of earnings to fixed charges(1)	—	3.4	52.6	—	—	—

(1)	The pretax net loss for the years ended December 31, 2001, 2004 and 2005, and the three months ended March 31, 2006, was not sufficient to cover fixed charges by approximately $34.2 million, $148.3 million, $65.8 million and $5.0 million, respectively. As a result, the ratio of earnings to fixed charges has not been computed for these periods.